Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 27, 2021

The following communications were made available on LinkedIn and Twitter on April 27, 2021:

LinkedIn:

[video communication of a discussion on CNBC on April 26, 2021 transcribed below]

Twitter:

[video communication of a discussion on CNBC on April 26, 2021 transcribed below]

The following is the transcript of a discussion on CNBC on April 26, 2021 linked in the social media postings set forth above:

CNBC: Squawk on the Street: The Faber Report

David Faber: That’s the key thing here – will they get the voting trust? Uh, and right now it does appear likely that in the next couple of weeks they’re going to sign up the CN deal unless CP comes back with a higher offer. I think that is simply said. That’s based on a lot of reporting at this point. Over the weekend, Kansas City Southern said “Yes, this is likely to lead to a superior proposal”. There’s due diligence to be done. It could take a couple of weeks, but the expectation is that after that they are mostly going to say “Hey”. I mean, they’re not going to get a shareholder vote, Jim, if they were to stick with the old deal.

The following is the transcript of a discussion on CNBC on April 26, 2021 made available on April 27, 2021 on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”). The discussion is also linked in the social media postings set forth above.

CNBC: Squawk on the Street: The Faber Report

David Faber (DF): I did want to hit the rails again this morning if it’s possible. Sort of an unprecedented bidding war we may enter into, or at least this fight over Kansas City Southern. A lot of news over the weekend to get to and I want to try to cut through it for people who may be sort of, their eyes are glazing over already.

Jim Cramer (JC): No.

DF: All right, sorry. It’s more, Jim, about the complexity of the review from the STB. But as you can see it here, Kansas City Southern is above 300. Listen, Canadian Pacific, they got news this week they say is good and it is. They’re going to be able to review their deal, the STB, under the so-called old merger rules, so they got waived from the new rules, even though they’re 20 years old, which should make it an easier antitrust review simply said. CN for its part, says if you do them under the old rules maybe you want to do us, but we’d actually prefer if you do us under the new rule, the more stringent rules. They feel as though that will actually appeal more to the shippers, many of whom are coming out in favor of the CP deal and now this morning a lot of whom are coming out in favor as well of the CN deal. Sort of this, almost you could call it the war of shipper letters. That’s a thing—I guess I’m making it a thing. But the most important decision that will be made here by the STB will be whether they will allow both companies to pursue a so-called voting trust, which seems likely highly likely, of course, for the CP deal given they’ve already gotten this waiver, but it is also still seen as likely for the CN deal. That removes a risk to shareholders and that says to the board, well, you’re going to get paid even if this thing doesn’t go through or it takes two years for the review. The money is going to actually go into the trust. It will, therefore, you will, as a shareholder, get your money, and then the trust is created to hold the stock that has been purchased. So that takes the risk away.

JC: That’s complicated.

DF: It is. That’s the key thing here – will they get the voting trust? Uh, and right now it does appear likely that in the next couple of weeks they’re going to sign up the CN deal unless CP comes back with a higher offer. I think that is simply said. That’s based on a lot of reporting at this point. Over the weekend, Kansas City Southern said “Yes, this is likely to lead to a superior proposal”. There’s due diligence to be done. It could take a couple of weeks, but the expectation is that after that they are mostly going to say “Hey”. I mean, they’re not going to get a shareholder vote, Jim, if they were to stick with the old deal, given where the stock price is trading far above where the old deal was worth—you’re never going to get a shareholder approval. And then it comes back to Keith Creel, who we were talking about, the CEO of Canadian Pacific, who was pretty outspoken in those comments, during that conference call, saying our leverage ratio is here, how much do we really want to take it up, and seems to basically just be fighting this on antitrust grounds and the perceived risk of doing the other deal, as opposed to a willingness to potentially come higher but that’s what he is going to have to do, Jim, if they really want to try to still compete.

JC: But what’s the role of a very negative Union Pacific on this deal?

DF: What do you mean?

JC: On the call Friday, he said this is just a really bad deal, anti-competitive.

DF: Which one?

JC: Either one.

DF: Either one, right. Listen the STB is the one who is going to rule on this. They will be listening to the shippers, that’s why every day you get, today it’s “CN submits a refiling notice,” I mean, sorry, “CN receives overwhelming stakeholder support for combination with Kansas City Southern,” citing 409 letters, from stakeholders supporting the transaction. That’s what the STB will be listening to, is the shippers.

JC: You’re absolutely right.

DF: And that’s where a lot of this is going to come down. And again, if they were not to get the voting trust, that changes the entire complexion of their deal and makes it very difficult, one would argue, for the Kansas City Southern board to say, “Ok, go ahead,” and then you have taking on enormous risk that your shareholders are going to have to bear as opposed to the other way, which is well, Canadian National is taking that risk, because it’s all going in the voting trust. We can try and make it simple for people to sort of understand, which is, CP probably has got to come back with a higher offer, voting trust is the key and the shippers on both sides, they’re getting everybody in line.

JC: It is a great deal for whoever gets it.

DF: You know, they’re paying 20 times EBITDA—that’s what their bid is and to put that in perspective, Buffett bought Burlington Northern for eight times.

JC: Wow.

DF: So that just gives you a sense of where CN is in terms of the value of their bid.

JC: Oh, geez.

DF: And one reason why, listen, Buffett’s name is around, would he ever consider stepping in as well. He doesn’t usually want to compete in those kinds of situations.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.